ELEPHANT & CASTLE GROUP INC.

Quarterly Financials

for the Thirteen Weeks Ended

April 1, 2007

ELEPHANT & CASTLE GROUP INC.
Consolidated Balance Sheets
US Dollars
(In Thousands of Dollars)

	April 1,	December 31,
	2007	2006
	(Unaudited)	(audited)
ASSETS (Note 6)
Current
Cash	$551	$507
Accounts Receivable	916	1,044
Inventory	376	412
Deposits and Prepaid Expenses	356	353
Pre-Opening Costs	96	129
Total Current Assets	2,295	2,445

Property, Plant and Equipment	9,910	10,050
Future Income Tax Benefits	2,725	2,721
Other Assets	1,753	1,752

Total Assets	$16,683	$16,968

LIABILITIES
Current
Accounts Payable and Accrued Liabilities	$3,034	$3,391
Current Portion of Long-Term Debt	639	583
Total Current Liabilities	3,673	3,974

Long-Term Debt (Note 6)	18,496	18,231
Other Liabilities	954	839
Total Liabilities	23,123	23,044

SHAREHOLDERS' EQUITY (DEFICIT)
Common Shares	13,164	13,164
Contributed Surplus	1,282	1,282
Cumulative Translation Adjustment	(880)	(880)
Deficit	(20,006)	(19,642)
Total Shareholders' Equity (Deficit)	(6,440)	(6,077)

Total Liabilities and Shareholders' Equity (Deficit)	$16,683	$16,968

See notes to consolidated financial statements

ELEPHANT & CASTLE GROUP INC.
Consolidated Statements of Operations
US Dollars
(In Thousands of Dollars, Except Net Income/(Loss) Per Share)
(Unaudited)

		US $		US $
		Thirteen Weeks Ended		Thirteen Weeks Ended
		April 1,	March 26,	April 1,	March 26,
		2007	2006	2007	2006

SALES
Corporate Locations		$9,280	$8,126	$9,281	$8,126
Revenue from Franchises		91	117	91	117

Total Sales		9,372	8,243	9,372	8,243

RESTAURANT EXPENSES
Food and Beverage Costs		2,458	2,129	2,458	2,129
Restaurant Operating Expenses
Labour		2,871	2,586	2,871	2,586
Occupancy and Other		2,278	2,051	2,278	2,051
Amortization		438	512	438	512
		8,045	7,278	8,045	7,278

INCOME FROM RESTAURANT OPERATIONS		1,327	965	1,327	965

GENERAL AND ADMINISTRATIVE EXPENSES		828	781	828	781

LOSS ON FOREIGN EXCHANGE		108	9	108	9

INTEREST ON LONG-TERM DEBT		706	715	706	715

(LOSS) BEFORE INCOME TAXES		(315)	(540)	(315)	(540)

INCOME TAX		49	60	49	60

NET (LOSS) FOR THE PERIOD		$(364)	$(600)	$(364)	$(600)

Weighted average number of shares outstanding	Basic	6,052,369	5,906,134	6,052,369	5,906,134
	Diluted	12,803,469	12,381,446	12,803,469	12,381,446

Net Income/(Loss) per share	Basic	($0.06)	($0.10)	($0.06)	($0.10)

See notes to consolidated financial statements

ELEPHANT & CASTLE GROUP INC.
Consolidated Statements of Cash Flows
US Dollars
(In Thousands of Dollars)
(Unaudited)

	Thirteen Weeks Ended
	April 1,	March 26,
	2007	2006

OPERATING ACTIVITIES

NET (LOSS)	$(364)	$(600)
Add: Items not involving cash -
Amortization	438	512
Loss on Foreign Exchange	108	9
Non-Cash Interest	566	513
Other	(96)	23
	651	456

CHANGES IN NON-CASH WORKING CAPITAL
Accounts Receivable	128	107
Inventory	36	35
Deposits and Prepaid Expenses	(3)	91
Accounts Payable and Accrued Liabilities	(357)	(165)
	(196)	68

NET CASH PROVIDED BY OPERATING ACTIVITIES	455	524

INVESTING ACTIVITIES
Acquisition of Fixed Assets	(271)	(297)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(271)	(297)

FINANCING ACTIVITIES
Repayment of Capital Leases	-	(8)
Repayment of Debt	(140)	-
Proceeds of Share Issue	-	18
	(140)	81

INCREASE (DECREASE) IN CASH DURING PERIOD	44	308

CASH AT BEGINNING OF PERIOD	507	956

CASH AT END OF PERIOD	$551	$1,263

See notes to consolidated financial statements

ELEPHANT & CASTLE GROUP INC.
Consolidated Statements of Shareholders' Equity (Deficit)
US Dollars
(In Thousands of Dollars)
(Unaudited)

	Thirteen Weeks Ended
	April 1,	March 26,
	2007	2006

Balance at Beginning of Period	$(6,077)	$(5,795)

Net income/(loss)	(364)	(600)
Issuance of Share Capital	-	21

Balance at End of Period	$(6,440)	$(5,260)

See notes to consolidated financial statements

ELEPHANT & CASTLE GROUP INC.
Notes to Consolidated Financial Statements
Thirteen Weeks Ended April 1, 2007 and March 26, 2006
US Dollars
(In Thousands of Dollars, Except Net Income/(Loss) Per Share)
(Unaudited)

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada for interim financial information. These financial statements are condensed and do not include all disclosures required for annual financial statements. The organization and business of the Company, accounting policies followed by the Company and other information are contained in the notes to the Company’s audited consolidated financial statements filed as part of the Company’s December 31, 2006 annual report on Form 10-K.

In the opinion of the Company’s management, these interim financial statements reflect all adjustments necessary to present fairly the Company’s consolidated financial position at April 1, 2007 and the consolidated results of operations, the consolidated statement of shareholders’ equity (deficit) and cash flows for the thirteen weeks then ended. The results of operations for the interim period are not necessarily indicative of the results of any other interim periods or for the entire fiscal year.

2.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation.

3.	FRANCHISES

The Company recognizes initial fees from the sale of franchises as revenue once the Company has fully complied with its obligations to the new franchisee in providing operational support and training regarding the opening of the restaurant. For the thirteen weeks ended April 1, 2007 such fees were $nil. (2006 – $nil).

Continuing franchise royalties are recognized as revenue as they are earned.

Total revenue from franchises is disclosed as a separate line item within total sales on the Company’s consolidated statements of operations.

The Company has no obligated costs in connection with continuing franchise royalties, but provides ongoing operational support and advice to franchisees. This support is provided by the same operational management team that supports the Company’s corporately owned restaurants, and as such cannot be separately identified and reported. These costs are included within the Company’s general and administrative expenses, as are the costs associated with marketing and selling new franchises.

Income from restaurant operations derived from franchise operations is therefore equal to total revenue from franchises.

4.	IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with the recommendations of the Canadian Institute of Chartered Accountants (“CICA”), the Company has compared the net book value of its long-lived assets with the cash flows those assets are expected to generate over their remaining useful lives.

As at April 1, 2007, the Company has concluded that no provisions for the impairment of long-lived assets are required.

5.	PRE-OPENING COSTS

During the year ended December 31, 2006, the Company incurred $144 of pre-opening costs in relation to its new store opening in Chicago, IL (North Wabash St.). In accordance with Canadian GAAP, these costs were amortized over a period of 12 months commencing from the opening date of each store.

As at April 1, 2007 the unamortized value of such pre-opening costs was $96. (March 2006 - $60; December 2006 - $129).

6.	FINANCING STRUCTURE

On December 17, 2004, the Company entered into a series of financing agreements. The transactions resulted in the raising of CDN$5,000 (US$4,288) for the purposes of opening new Elephant & Castle restaurants and refurbishing existing Elephant & Castle restaurants. In addition, the structure of the Company’s pre-existing debt and equity were substantially altered, as described below.

(a) Transactions with GE Investment Private Placement Partners II ("GEIPPPII")

In consideration for the surrender of US$3,900 of the existing Senior Notes, the surrender of US$5,000 of the existing Junior Notes (together with the Senior Notes, the “Notes”) and the exchange of US$1,209 of accrued interest on these Notes the Company issued US$4,204 of new Secured 14% Notes (the “Secured Notes”), 3,653,972 of CDN$2 (US$1.72) preferred shares and a warrant to purchase 1,750,000 shares of common stock. The Secured Notes bear interest at 14%, which was deferred until payments commenced in March 2007, except in certain circumstances, and are fully repayable on December 18, 2009. The preferred shares accrue a cumulative annual dividend of 6%, payable only when the debt owing to Crown Capital Partners (“Crown”) and the Secured Notes are repaid in full. The preferred shares are redeemable at the Company's option at 100% of redemption principal plus a redemption premium of up to 50% of the principal amount.

6.	FINANCING STRUCTURE (continued)

The premium shall accrue at 10% per year or part thereof. Unless redeemed earlier, the preferred shares are automatically convertible, subject to the Company achieving an EBITDA target of US$3,500, at the rate of 3 shares of common stock for every preferred share. The warrants are exercisable for a period of ten years at a price of CDN$0.667 (US$0.572) per share.

(b) Transactions with Crown

The Company has entered into a credit agreement with Crown, pursuant to which it borrowed CDN$5,000 (US$4,288). The loan bears interest at the rate of 12% per annum. Interest is payable monthly and monthly principal payments of CDN$40 (US$34) commence in December 2006, rising to CDN$60 (US$51) in December 2007 and CDN$100 (US$86) in December 2008, with the balance of CDN$2,600 (US$2,230) repayable by December 17, 2009. In connection with the making of the loan, Crown received a first secured position over all of the Company's assets and properties, including the capital stock of the subsidiary companies, in respect of the loan indebtedness. Additionally, the Company granted Crown a warrant to purchase 1,049,301 shares of common stock of the Company and 730,794 preferred shares of the Company for one hundred Canadian dollars, representing 15% of the outstanding shares of both classes of stock of the Company and a further warrant to purchase 350,000 shares of common stock. These further warrants are exercisable for a period of ten years at a price of CDN$0.667 (US$0.572) per share.

(c) Transactions with Management

The Company has entered into an agreement with the three senior managers of the Company ("Management"), whereby Management has committed to purchase for CDN$265 (US$227), over a period of 18 months commencing December 2004, 699,534 common shares and 487,196 preferred shares, representing 10% of the outstanding shares of both classes of stock of the Company. Management made an initial payment of CDN$115 (US$99) on December 17, 2004 and subsequent payments of CDN$86 (US$71) during the 52 weeks ended December 25, 2005 and of CDN$64 (US$) during the 53 weeks ended December 31, 2006, representing the remaining balance. In connection with this purchase, Management has also been issued a warrant for the purchase of an additional 5% of both classes of stock for CDN$133 (US$114).

6.	FINANCING STRUCTURE (continued)

(d) Agreements between investors

GEIPPPII and Crown have entered into an inter-creditor agreement, which establishes the seniority of the Crown security and the subordination of the GEIPPPII security over the assets of the Company.

GEIPPPII, Crown and Management have entered into an inter-shareholder agreement. Under this agreement all parties agree to appoint two GEIPPPII nominees, one Crown nominee and one Management nominee to the board of the Company. Additionally, the parties have agreed conditions and entitlements associated with the sale or transfer of their shares.

The terms of the 8% convertible, subordinated notes of the Company issued in 2000 ("Delphi Financing") have been amended such that the coupon has been increased to 9.25% and repayment re-commenced in March 2007.

(e) Majority shareholder

Prior to the agreement of the Company's new funding structure on December 17, 2004, GEIPPPII owned 62.1% of the Company's outstanding common shares.

Following the new funding agreement, and before any conversion of preferred shares, GEIPPPII owns 50.1% of the Company's outstanding common shares, once Crown exercises its CDN$ One Hundred warrant.

Post-conversion of the preferred shares, GEIPPPII will own the following percentages of the Company’s outstanding common shares:

% owned
by GEIPPPII

(a) If Management performance warrants	66.7%
(for purchase of a further 5% of outstanding shares) are not exercisable

(b) If Management performance warrants	62.3%
(for purchase of a further 5% of outstanding shares) are exercisable

As such, GEIPPPII continues to have voting control over the Company's operations.

7.	DIFFERENCESBETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

Financial statement presentation differs in certain respects between Canada and the United States. Reconciliation of Canadian earnings and US earnings is as follows (the reader is referred to the Company’s annual report on Form 10-K for the year ended December 31, 2006, as filed with the United States Securities and Exchange Commission (the “SEC”)):

Reconciliation of total assets, liabilities and shareholders’ equity (deficit):

In thousands of US dollars
	April, 1	Dec 31,
	2007	2006
Total assets for Canadian GAAP	16,683	16,968
Less proportional share of San Francisco JV assets	(161)	(163)
Add investment in San Francisco JV	107	79
Less pre-opening costs	(96)	(129)
Less additional amortisation on leasehold improvements	(11)	(43)
Less deferred finance costs	(1,665)	(1,664)
Total assets for US GAAP	14,858	15,049
Total liabilities per Canadian GAAP	23,123	23,044
Less proportional share of San Francisco JV liabilities	(53)	(83)
Less deferred finance costs	(1,665)	(1,664)
Total liabilities for US GAAP	21,405	21,297
Total equity for Canadian GAAP	(6,440)	(6,077)
Less pre-opening costs	(96)	(129)
Less additional amortisation on leasehold improvements	(11)	(43)
Total equity for US GAAP	(6,547)	(6,248)
Total equity & liabilities for US GAAP	14,858	15,049

For Canadian GAAP purposes, the Company uses the proportionate method of consolidation to record its one-third ownership stake in the joint venture Elephant & Castle restaurant in San Francisco, CA. For US GAAP purposes, these amounts would have been recorded as single line entries representing income from joint ventures and investments in joint ventures.

7.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

For Canadian GAAP purposes, pre-opening costs are recorded as a balance sheet item until the new store to which they relate is open for trading. These costs are then amortized over a 12-month period. For US GAAP purposes, such costs are charged to income as they are incurred.

Improvements to leased premises and property under capital leases are being amortized on a straight-line basis over the term of the lease except for locations opened prior to January 1, 1993. Those improvements are being amortized on the straight-line method over the term of the lease plus the first two renewal options. Under US GAAP, amortization of leasehold improvement costs would be restricted to the term of the lease.

For Canadian GAAP purposes, deferred financing costs are recorded as an asset which is then amortized over the life of the associated instrument. Under US GAAP, such costs are offset against long term debt.

(b) Reconciliation of income (loss) reported in accordance with Canadian GAAP and US GAAP:

In thousands of US Dollars,	Thirteen weeks ended
except net income/(loss) per share	April 1,	March 26,
	2007	2006

Net Income/(Loss) - Canadian GAAP	$(364)	$(600)

Adjustments:
Amortization of leasehold
improvement costs	32	25
Pre-opening costs	36	130
Net Income/(Loss) - US GAAP	(296)	(445)

Net Income/(Loss) per Common Share

Canada Basic	($0.06)	($0.10)

United States Basic	($0.05)	($0.08)

Weighted Average Number of Common
Shares Outstanding: Basic	6,052,369	5,906,134

7.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(a) Statement of cash flows reported in accordance with US GAAP:

In thousands of US Dollars,	Thirteen Weeks Ended
	April 1,	March 26,
	2007	2006
OPERATING ACTIVITIES

NET (LOSS)	$(296)	$(445)
Add: Items not involving cash -
Amortization	370	356
Loss on Foreign Exchange	108	9
Non-Cash Interest	566	513
Other	(101)	40
	647	475
CHANGES IN NON-CASH WORKING CAPITAL
Accounts Receivable	129	107
Inventory	37	35
Deposits and Prepaid Expenses	(2)	91
Accounts Payable and Accrued Liabilities	(372)	(165)

	(208)	68
NET CASH PROVIDED BY OPERATING ACTIVITIES	439	543

INVESTING ACTIVITIES
Acquisition of Fixed Assets	(271)	(297)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(271)	(297)
FINANCING ACTIVITIES
Repayment of Debt	(140)	(8)
	(140)	(8)
INCREASE (DECREASE) IN CASH DURING PERIOD	28	237

CASH AT BEGINNING OF PERIOD	507	952

CASH AT END OF PERIOD	$535	$1,190

Cash at beginning of period - Canadian GAAP	507	956
Less proportional share of San Francisco joint venture	(16)	(3)
Cash at beginning of period - US GAAP	$491	$951
Cash at end of period - Canadian GAAP	551	1,194
Less proportional share of San Francisco joint venture	(16)	(4)

Cash at end of period - US GAAP	$535	$1,190

7.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d) Reconciliation statement of shareholders’ equity (deficit) reported in accordance with Canadian GAAP and US GAAP:

In thousands of US Dollars,	Thirteen weeks ended
	Apr 1,	Mar 26,
	2007	2006

Opening Shareholders' Equity (Deficit) - Canadian GAAP	$(6,078)	$(5,795)
Amortization of improvement costs	(43)	(160)
Pre-opening costs expensed under US GAAP	(129)	(191)

Opening Shareholders' Equity (Deficit) - US GAAP	(6,250)	(6,146)

Net Income (Loss) - Canada	(364)	(600)
Amortization of leasehold improvement costs	32	25
Pre-opening costs	36	130

Net Income (Loss) - US	(296)	(445)

Issuance of Share Capital - Canada and US	0	21

Closing Shareholders' Equity (Deficit) - Canada	$(6,440)	$(6,374)
Amortization of improvement costs	(11)	(135)
Pre-opening costs expensed under US GAAP	(96)	(60)

Closing Shareholders' Equity (Deficit) - US	(6,547)	(6,569)

8.	SUBSEQUENT EVENT

On January 22, 2007, the Company entered into a definitive Arrangement Agreement with Repechage Restaurant Group Ltd. (“RRG”), a company incorporated under the laws of Canada. RRG is a wholly-owned subsidiary of Repechage Investments Limited (“Repechage”).

Repechage is a closely-held investment company incorporated under the laws of Newfoundland and Labrador. It holds investments in the transportation, service and real estate sectors.

Pursuant to the Arrangement Agreement and the Plan of Arrangement:

(a) Each of the holders of the Company’s Common Shares will transfer their Common Shares to RRG for $0.7982 for each Common Share held;

(b) Each of the holders of the Company’s Preferred Shares will transfer their Preferred Shares to RRG for $2.3946 for each Preferred Share held;

(c) Each of the holders of Warrants to acquire Common Shares and Preferred Shares in the Company will transfer their Warrants to RRG at a price equal to the amount by which the applicable per share consideration exceeds the warrant exercise price;

(d) All options to acquire shares in the Company will be terminated; and

(e) Lenders and Noteholders (note 7) will be paid all amounts owing under the Notes, and the Notes will be discharged.

On the Effective Date of the Arrangement, the Company will be a direct, wholly-owned subsidiary of RRG and an indirect wholly-owned subsidiary of Repechage.

The Plan of Arrangement provides that holders of Common Shares in the Company will be granted a right of dissent in accordance with the dissent provisions of the British Columbia Act.